Exhibit 99.1

High Tide Closes Acquisition of Leading Online Retailer DankStop

  High Tide acquires another top e-commerce platform for its portfolio which already includes 3 out of the top 5 most popular e-commerce platforms for consumption accessories and totaled almost 100 million site visits across all platforms in 2020, including 2.5 million associated with DankStop1.
  High Tide gains access to DankStop's more than 200,000 email subscribers and further bolsters its online presence by gaining access to DankStop's almost 335,000 Instagram followers.
  Transaction is immediately accretive as DankStop generated revenue over US$3 million during the 12 months ended April 30 2021, with an EBITDA margin in the low double digits.
  Pro forma for the acquisition, High Tide's revenue run rate in the U.S. is approximately CAD$55 million.
  High Tide adds an asset light business that is already a supplier for its dropshipping catalogue, resulting in enhanced efficiencies and vertical integration.

CALGARY, AB, Aug. 12, 2021 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (TSXV: HITI) (Nasdaq: HITI) (FSE: 2LYA), a retail-focused cannabis corporation enhanced by the manufacturing and distribution of consumption accessories, is pleased to announce that further to its press release dated July 20, 2021, the Company has completed the acquisition (the "Acquisition") of DS Distribution Inc., operating as DankStop.com ("DankStop").

High Tide Inc. - August 12, 2021 (CNW Group/High Tide Inc.)

The acquisition is just one of a series of recent steps the Company has taken to expand its footprint in the United States market and dominate the e-commerce marketplace for consumption accessories.

The acquisition was completed pursuant to the terms of the definitive agreement dated July 20, 2021 (the "Acquisition Agreement"), pursuant to which High Tide USA Inc., a wholly-owned U.S. subsidiary of High Tide, purchased 100% of the issued and outstanding shares of DankStop from its shareholders for US$3,850,000, comprised of 612,087 common shares of High Tide ("High Tide Shares") on the basis of a deemed price per High Tide Share of $7.88, being equal to the volume weighted average price per High Tide Share on the TSX Venture Exchange (the "TSXV") for the ten consecutive trading days preceding the closing of the acquisition ("Closing").

Pursuant to the terms of the acquisition agreement, 153,021 High Tide Shares, which represent 25% of the High Tide Shares issued to the DankStop shareholders, has been placed in escrow for a period of up to 12 months from closing.

The company is pleased to announce that DankStop co-founder Feliks Khaykin has joined the High Tide team, as Director of U.S. Operations.

Upon closing, DankStop has approximately US$100,000 of cash and non-cash working capital and inventory of approximately US$220,000. DankStop will continue its corporate existence under the state of Delaware as a 100% owned subsidiary of High Tide USA Inc.

Strategic Highlights

With over ten years of experience in the consumption accessories sector, including through its subsidiaries Grasscity, Smoke Cartel and Daily High Club, High Tide is constantly exploring opportunities to further increase its share in the growing consumption accessories market. The acquisition is immediately revenue-accretive and DankStop's growing base of over 200,000 email subscribers provides High Tide with another sales channel on which to sell its products, thus leveraging retail margins on its own brands.

The acquisition will result in enhanced efficiencies and vertical integration as DankStop is already a supplier for High Tide's drop-shipping catalogue. Although currently operating in the hemp-derived CBD and consumption accessories space, High Tide intends to expand its cannabis retail network into the United States in the event of federal legalization, through cannabis subscription boxes, mature e-commerce sites and bricks and mortar locations. The work of launching consumption accessories and hemp-derived CBD subscription boxes across all platforms has begun and High Tide will continue to optimize and integrate these platforms throughout the year.

ABOUT DANKSTOP

DankStop is a leading online consumption accessories retailer. With an industry leading and innovative website, and dedicated support team, DankStop has raised the bar for the online consumption supply industry since 2014. Leveraging its in-house technology, DankStop now offers a variety of B2B services for the Cannabis industry in addition to its retail websites ranging from drop shipping to third party logistics. Information on DankStop and its many products can be accessed through: www.DankStop.com.

ABOUT HIGH TIDE

High Tide is a retail-focused cannabis company enhanced by the manufacturing and distribution of consumption accessories. The Company is the most profitable Canadian retailer of recreational cannabis as measured by Adjusted EBITDA2, with 91 current locations spanning Ontario, Alberta, Manitoba and Saskatchewan. High Tide's retail segment features the Canna Cabana, Meta Cannabis Co., Meta Cannabis Supply Co. and NewLeaf Cannabis banners, with additional locations under development across the country. High Tide has been serving consumers for over a decade through its established ecommerce platforms including Grasscity.com, Smokecartel.com, Dailyhighclub.com and Dankstop.com, and more recently in the hemp-derived CBD space through CBDcity.com and FABCBD.com as well as its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide's strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value. Key industry investors in High Tide include Tilray Inc. (TSX: TLRY) (Nasdaq: TLRY) and Aurora Cannabis Inc. (TSX: ACB) (Nasdaq: ACB).

Neither the TSXV nor its Regulation Services Provider (as such term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Forward Looking Statements

This news release contains "forward-looking statements" within the meaning of applicable securities laws. All statements contained herein that are not clearly historical in nature may constitute forward-looking statements.

Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". The forward-looking information and forward- looking statements contained herein include, but are not limited to, statements regarding: the Company bolstering its online presence as a result of the acquisition; the Company enhancing efficiencies in vertical integration as a result of the acquisition; the acquisition being immediately revenue-accretive; the strengthening of the Company's e-commerce infrastructure; the Company's ability to continue to make meaningful sales across its various e-commerce channels; the Company's continued exploration of various opportunities in the consumption accessories market; the Company's ability to leverage retail margins on its own brands; the ability of the Company to expand its cannabis retail network into the United States; and the continued optimization and integration of the Company's various e-commerce platforms throughout the coming year.

Forward-looking information in this news release are based on certain assumptions and expected future events, namely: the Company's ability to continue as a going concern; the continued commercial viability and growth in popularity of cannabis and cannabis consumption accessories; continued approval of the Company's activities by the relevant governmental and/or regulatory authorities; the continued growth of the Company; the continued growth in popularity of the online retail/distribution of cannabis consumption accessories; the continued ability of DankStop to generate revenue; the ability of the Company to integrate DankStop into its current suite of e-commerce channels; and the ability of the Company's to effectively integrate and capitalize on DankStop's social media presence.

These statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements to differ materially from those expressed or implied by such statements, including but not limited to: the potential inability of the Company to continue as a going concern; the risks associated with the cannabis and cannabis consumption accessory industry in general; increased competition in the cannabis retail and cannabis consumption accessory market; the potential future unviability of the cannabis retail and cannabis consumption accessory market; incorrect assessment of the value and potential benefits of the acquisition; risks associated with potential governmental and/or regulatory action with respect to the cannabis retail and cannabis consumption accessory market; risks associated with a potential collapse in the value of cannabis and cannabis consumption accessories; risks associated with the Company's ability to continue generating a profit; the Company's potential inability to achieve efficiencies in vertical integration as a result of the acquisition; the acquisition not being revenue-accretive; the potential inability of the Company to strengthen its e-commerce infrastructure; the Company's inability to continue to make meaningful sales across its various e-commerce channels; the Company's inability to continue its exploration of various opportunities in the consumption accessories market; the Company's inability to leverage retail margins on its own brands; the inability of the Company to expand its cannabis retail network into the United States; and the inability of the Company to optimize and integrate the Company's various e-commerce platforms throughout the coming year.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results or otherwise or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

1 As of June 21st, 2021, based on analytics data provided by Alexa Internet, Inc. related to Grasscity, SmokeCartel and Daily High Club. Traffic data provided by Google Analytics.
[2] Adjusted EBITDA is a non-IFRS financial measure.

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SOURCE High Tide Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/August2021/12/c2563.html

%CIK: 0001847409

For further information: Media Inquiries, Omar Khan, Senior Vice President, Corporate and Public Affairs, omar@hightideinc.com; Investor Inquiries, Vahan Ajamian, Capital Markets Advisor, vahan@hightideinc.com

CO: High Tide Inc.

CNW 06:00e 12-AUG-21